EXHIBIT 21

                              LIST OF SUBSIDIARIES

The subsidiaries of Worldwide Strategies Incorporated are as follows:

    o Worldwide Business Solutions Incorporated, a Colorado corporation, which does not do business under any other name

    o Worldwide Business Solutions Ltd., incorporated under the Companies Act 1985 of the United Kingdom and registered in England and Wales